CONFIDENTIAL

DISTRIBUTION AGREEMENT

This Distribution Agreement ("Agreement") is entered into, effective January 6, 2023 ("Effective Date"), between Zentek Ltd., an Ontario corporation with its principal place of business at 24 Corporate Ct., Guelph, ON N1G 5G5 ("Supplier") , and SOUTHMEDIC INC., a Canadian Corporation, with principal offices at 50 Alliance Blvd., Barrie, Ontario,  L4M 5K5 Canada ("Distributor").  Supplier and Distributor together are the "Parties," and each individually "Party."

RECITALS

WHEREAS, Supplier sells certain Products, and desires to sell Products to Distributor for resale within Canada ("Territory") to Customers; and

WHEREAS, Distributor desires to purchase Products from Supplier for distribution to Customers within the Territory.

NOW, THEREFORE, in consideration of the mutual promises herein, the Parties agree as follows:

AGREEMENT

1. DEFINITIONS.

(a) "Applicable Law" means all Canadian, including Federal and any applicable  provincial laws, and local statutes, laws, ordinances, licensing requirements, regulations, and rules, including those of any regulatory authority, applicable to the Parties' performance under this Agreement, its operation of business related to this Agreement, and/or Products, including [include only Canadian rules], and the conduct of Distributor's affairs, including those pertaining to safety and use of the Products, occupational health and safety, environmental protection, sanctions, import/export, nondiscrimination, foreign corrupt practices, antitrust, regulatory, privacy, and equal employment opportunity.

(b) "Confidential Information" means all information (including information in the form not only of written information but also information which may be transmitted orally, electronically, visually or by any other means and whether or not it is identified as "confidential") divulged, disclosed or otherwise made available, directly or indirectly to the Receiving Party, relating to the Disclosing Party and/or its affiliates and their respective business, affairs, financial position, assets, liabilities, operations, prospects or activities including, without limitation: (i) trade secrets, patent ideas, concepts, or plans, patents pending, or patent applications, pre- or post-filing; (ii) research, development, experimental work, design details and specifications, drawings, works of authorship, models, inventions, processes, apparatuses, equipment, algorithms, software programs, software source documents, and formulae related to the current, future, and proposed products and services; (iii) product plans, designs, costs, prices, marketing plans, business opportunities, business models, customer contacts, customer lists, customer requirements, forecasts, financials, employees, contractor or consultant information, procurement requirements, purchasing, manufacturing, investors, or contractual relationships; (iv) information provided to the other regarding third parties, including without limitation identity of any proposed third party partner, customer or investor, while bound by this Agreement; or any other documents or information pertaining in any way whatsoever to the Disclosing Party and/or its affiliates together with all Notes and includes all information, if any, previously made available to the Receiving Party or its Representatives; provided that Confidential Information will not include any information which: (i) the Receiving Party is able to demonstrate is or was at the time of its disclosure to the Receiving Party, or thereafter becomes, generally available to, and known by the public (other than as a result of a disclosure directly or indirectly by the Receiving Party or its Representatives); (ii) the Receiving Party is able to demonstrate is or was available to it on a non-confidential basis from a source other than the Disclosing Party provided that such source is not and was not, to the knowledge of the Receiving Party after due inquiry, prohibited or restricted from transmitting or communicating the information to the Receiving Party by confidentiality agreement with or other contractual, legal or fiduciary obligation to, the Disclosing Party or any of its affiliates; or (iii) has been independently acquired or developed by the Receiving Party without violating any of its obligations under this Agreement or any other agreement it may have with any person

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(c) "Customer" means hospitals, clinics, or other health care facilities or providers in the Territory dispensing Products on the order of acute care (hospitals), private surgery and general practitioner and specialist offices, long-term care, nursing homes and home and community health care services. For clarity and the avoidance of any doubt, the following non-exhaustive list are not considered Customers of the Distributor: dental clinics, retirement homes, optometry clinics, medical supply stores, physiotherapist practices, occupational therapy clinics, speech therapy clinics, dietitian services, naturopath clinics, massage therapy clinics, acupuncturist clinics, pharmacies, medical laboratory services, and retailers.

(d) "Disclosing Party" has the meaning ascribed to such term as set out in Section 4(a).

(e) "Notes" means all analysis, evaluations, compilations, notes, studies or other documents prepared by the Receiving Party or its Representatives containing or based upon, in whole or in part, Confidential Information .

(f) "Product Labeling" has the meaning ascribed such term as set out in the Quality Addendum.

(g) "Products" means those products specifically listed in Exhibit A attached hereto, packaged and labeled by Supplier and obtained directly from Supplier.

(h) "Quality Addendum" means the quality addendum attached hereto and hereby forming a part of this agreement.

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(i) "Receiving Party" has the meaning ascribed to such term as set out in Section 4(a).

(j) "Representative" means, in respect of a Receiving Party, any affiliate, officer, director, employee, consultant, advisory, as well as its counsel accountants and other representatives in connection with this agreement.

(k) "Template" has the meaning ascribed to such term as set out in Section 3(d) hereto.

(l) "Territory" has the mean ascribed such term as set out in the Recitals hereto.

2. RIGHTS OF DISTRIBUTOR.

(a) Subject to the terms and conditions contained herein (including Section 7(c)), Supplier hereby grants Distributor the exclusive, non-assignable right to market, promote, sell and distribute the Products within the Territory, as obtained by Distributor directly from Supplier, under the Supplier name, to Customers.

(b) Sub-distributors.  Distributor shall not use, market, promote, sell or distribute any Products through any third party or contract with a third party for the foregoing without the prior written authorization of Supplier (each, as so authorized, a "Sub-distributor"). Supplier may deny or withdraw such authorization in its discretion based on objective criteria in compliance with Applicable Law.  Distributor shall provide Supplier with information regarding each proposed or actual Sub-distributor as Supplier reasonably requests consistent with Applicable Law.  Distributor shall use reasonable and prudent business practices in its selection of Sub-distributors and Customers to whom Distributor and its Sub-distributors will market, promote, sell or distribute Products.  Distributor shall be responsible for full performance of Distributor's obligations hereunder, and compliance with the terms of this Agreement and Applicable Law by all Sub-distributors.  Distributor shall ensure that Sub-distributors are bound by terms and conditions at least as strict as those herein, including that Sub-distributors shall be required to allow Supplier to audit the Sub-distributors for compliance with this Agreement and the Quality Addendum.

3. LIMITATIONS OF RIGHTS AND DISTRIBUTOR OBLIGATIONS.

(a) No Right to Manufacture or Copy.  The Products are offered for sale and sold by Supplier subject in every case to the condition that such sale does not convey any right, express or implied, to the Products, including the right to make, duplicate, copy or reproduce any of the Products, or have any of the foregoing performed.

(b) Distributor Obligations.  Distributor shall take all appropriate steps with its Customers and any Sub-distributors, including as Supplier may request, to inform them and ensure they comply with Section 3, as if such third party were Distributor.  Distributor may distribute Products only as packaged and labeled by Supplier. Localization labels shall be supplied by Distributor when required in Territory and must not deviate from Supplier's Product Labeling (as defined in the Quality Addendum). Distributor shall be responsible for any localization, including translation of Product Labeling, as set forth in the Quality Addendum and Attachment A thereto.

(c) Intellectual Property Rights. Except as expressly set forth in Section 2, Distributor has no right, title or interest in any Supplier products, nor in any intellectual property of Supplier, its parent, subsidiaries or affiliates, including patents, trademarks, trade names, inventions, copyrights, know-how, and trade secrets, related in any way to Supplier's products, including the design, development, manufacture, operation or service thereof.  Distributor's use of Supplier's name, logo and trademarks is authorized solely pursuant to its activities as an authorized distributor of the Products, and it shall immediately terminate all use of Supplier's name, logo and trademarks upon expiration or termination of the Agreement or at the request of Supplier. Notwithstanding the foregoing, Supplier has the right to object to any use of Supplier's logo, trade name or trademarks by Distributor and Distributor shall discontinue such use of Supplier's logo, trade name or trademarks immediately upon receiving written notice from Supplier.  Distributor shall not adopt, use, or register any acronym, trademark, trade name, domain name, or other marketing name of Supplier, its parent, subsidiaries or affiliates, or any confusingly similar words or symbols, as part of Distributor's own name or the name of any of its affiliates or the name of any of the products it markets.  Distributor shall not modify, remove, or obscure any Supplier patent marking, trademarks, trade names, service marks, or logos on the Product Labeling or Templates, or other markings required by any Applicable Law, without Supplier's prior written consent and approval.  Distributor shall not alter or distort the form, shape, color, font or text of Supplier's logo, trade name or trademarks.

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(d) Templates.  Supplier may provide Distributor with one or more templates for producing promotional materials for use in promoting and distributing Supplier Products ("Templates").  Templates can be modified by Distributor for use in Distributor's particular Territory as follows: (i) the text portion of Templates may be translated into a language other than English, but the meaning of the text portion must remain unchanged and Supplier shall pre-approve each such translation in writing; and (ii) no additional text may be added to the Templates, nor any other modification made to the Templates, without prior written permission from Supplier.  Documents produced by Distributor using Templates must conform to Supplier's print standard guidelines, with respect to color, paper stock, etc., as described in Exhibit E, which may be updated by Supplier upon written notice to Distributor.

4. CONFIDENTIALITY.

(a) Confidential Information.  A Party receiving Confidential Information ("Receiving Party") directly or indirectly from the other Party ("Disclosing Party") shall maintain the confidentiality of the Disclosing Party's Confidential Information, shall only use the Confidential Information as necessary for the performance of the Receiving Party's rights and obligations under this Agreement, and shall prevent unauthorized use and disclosure using at least the same degree of care as it uses to protect its own information of like importance, but at least commercially reasonable care.  Receiving Party shall inform its employees and any Sub-distributor of the Receiving Party's confidentiality obligations pursuant to this Agreement.  The Receiving Party may (i) only disclose the Disclosing Party's Confidential Information to those Representatives who have a need to know such information to perform obligations under this Agreement, and who are subject to confidentiality obligations at least as strict as those herein, and (ii) make only the minimum number of copies of any Confidential Information required to carry out the purpose of this Agreement.  All proprietary and copyright notices in the original Confidential Information must be maintained on all full or partial copies.  Each Receiving Party may disclose the Disclosing Party's Confidential Information to courts of competent jurisdiction, government agencies, or regulatory bodies to the extent it is so required in the opinion of the Receiving Party's legal counsel, provided that Receiving Party shall notify the Disclosing Party of such potential disclosure to allow Disclosing Party to avoid or limit disclosure and shall use best efforts to avoid or limit such disclosure to the information actually required to be submitted for such purposes.  Receiving Party shall promptly notify the Disclosing Party of any actual, suspected or potential breach of this Section and cooperate with the Disclosing Party to avoid, limit, or remedy any unauthorized disclosure or use. Notwithstanding anything to the contrary herein, Distributor shall furnish to Supplier all relevant information, records, or reports as may be requested by any duly authorized agency or officer, as required by Applicable Law.

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(b) Return of Confidential Information.  All Confidential Information (including copies thereof) shall remain the property of the Disclosing Party.  Upon request of the Disclosing Party, and upon expiration or termination of this Agreement, Receiving Party shall return to the Disclosing Party, or upon specific request from Disclosing Party destroy, all copies of Disclosing Party's Confidential Information, Notes and other materials containing any Disclosing Party Confidential Information.  Notwithstanding the foregoing, the Receiving Party may keep (confidentially) one copy of the Disclosing Party's Confidential Information for archival purposes in accordance with its formal document retention policies.

(c) Financial Terms.  Without the prior written approval of the other Party, neither Party shall disclose the financial terms of this Agreement to a third party, except for legal, financial, or accounting advisors who are subject to confidentiality obligations at least as strict as those herein.

(d) Publicity.  Neither Party will make any press release, online posting or publication, or other public announcement regarding the other Party or the terms or existence of this Agreement without the other Party's express prior written consent, except as required under Applicable Law or by any governmental agency, in which case the Party required to make the press release or public disclosure shall use commercially reasonable efforts to obtain the prior written approval of the other Party.

(e) Injunctive Relief. Each party agrees that money damages would not be a sufficient remedy for any breach of this Section 4 by a Receiving Party and that in addition to other remedies, the Disclosing Party shall be entitled to specific performance and injunctive or other equitable relief, and in such circumstances no bond shall be posted to secure any such equitable relief hereunder.

5. TERMS OF PURCHASE OF PRODUCTS BY DISTRIBUTOR.

(a) Terms and Conditions.  Distributor's purchase orders shall be submitted to Supplier in writing or using an agreed-upon electronic format and shall be governed by the terms of this Agreement.  Nothing contained in any purchase order shall in any way modify such terms of purchase or add any additional terms or conditions. All orders must be in English, and amounts stated in CAD, unless otherwise agreed to in writing by the Parties.  Product quantities must be in whole units or multiples thereof if so packaged.

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(b) Prices.  The purchase price to Distributor of the Products ("Purchase Price") is set forth in Exhibit A attached hereto, unless otherwise agreed in writing by a duly authorized officer of Supplier.  Supplier's agreement to modify the Purchase Price of Products in tender-specific approvals shall be limited to such tenders and may not be relied upon by or available to Distributor for sales of Products to Customers other than such tender.  Supplier may change Purchase Price in its sole discretion by giving Distributor at least ninety (90) days notification.

(c) EXW Shipping.  All Products delivered pursuant to this Agreement will be suitably packed for shipment in Supplier's standard shipping cartons and marked for shipment at Supplier's distribution facilities to the address in the Territory specified by Distributor in its purchase order.  The Supplier will provide shipment dimensions, weights and number of skids to the Distributor to arrange pickup once the shipment is available for pickup.  Title shall pass to Distributor once loaded on to Distributor's carrier at Supplier's distribution facilities. Distributor shall ensure that all such ordered Products can be shipped in accordance with Applicable Law to the intended destination before sale or transfer to any Customer in accordance with this Agreement and shall provide written confirmation of the foregoing to Supplier within ten (10) days of delivery to the intended destination.  The Distributor shall identify the carrier.  All freight, insurance, other shipping expenses, any special packaging expense, and all applicable taxes, duties, and similar charges will be the responsibility of the Distributor.

(d) Payment.  Supplier shall submit an invoice to Distributor upon shipment of Product ordered by Distributor. The invoice shall include Distributor's Purchase Price for Products in each shipment increased with Value Added Tax and/or similar levies, if and to the extent applicable, and unless otherwise stated in writing, plus any taxes or other applicable costs initially paid by Supplier but to be borne by Distributor.  The fully invoiced amount shall be due Net 30 days from the date of invoice.  All payments made pursuant to this Agreement shall be in CAD.

(e) Return of Products.  To return a Product, Distributor shall, within (10) days ("Notification Period"), notify Supplier in writing of its return with detailed explanation and request a Returned Goods Authorization ("RGA") number.  Supplier shall use its best efforts to provide the RGA number in writing to Distributor within ten (10) days after receipt of such a request.  Within ten (10) days after receipt of the RGA number, Distributor shall return to Supplier the applicable Product, freight prepaid, in its original shipping carton with the RGA number displayed on the outside of the carton. Supplier reserves the right to refuse to accept any returned Products that do not bear an RGA number on the outside of the carton.  Within forty-five (45) days after receipt by Supplier of properly returned Products that do not comply with the Limited Warranty in Section 6(a) or were shipped in error by Supplier, Supplier shall, at its option and expense, either replace the returned Products or refund the full purchase price of the returned Products.  Supplier shall pay the shipping charges back to Distributor for replacement of properly returned Products; Distributor shall be responsible for the shipping charges for any improperly returned Products. Supplier's obligations under this Section are subject to Customer's and Distributor's compliance with all instructions and requirements regarding the handling and use of the Product.

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(f) Return of Products after Notification Period.  After the Notification Period, Distributor may not return a Product to Supplier for any reason without Supplier's prior written consent.

(g) Distributor Conduct of Business.  Distributor shall market, promote, sell and distribute the Products in the Territory by directly soliciting orders from Customers within the Territory.  Distributor shall not engage in any business practice that violates any Applicable Law.  Distributor shall, at its sole cost, expense and risk: (i) employ on its own behalf an appropriate number of specialized, trained, and qualified sales personnel who may be required to pass periodic examinations and complete learning modules provided by Supplier, and whose main function shall be the marketing, promotion and sale of Products in the Territory; (ii) maintain a suitable organization for the marketing, promotion and sale of the Products in the Territory in accordance with Distributor's obligations hereunder; and (iii):

• place the Products in Distributor's catalogues as soon as possible and feature Products in trade shows appropriate for the Product and Territory;

• contact existing and potential Customers throughout the Territory on a regular basis, consistent with good business practice; and

• at Supplier's request, provide to Supplier market research information regarding competition and changes in the market in the Territory.

(h) Addition and Subtraction of Products.  Products may be added to or removed from Exhibit A by Supplier, at its sole discretion, provided that Supplier gives thirty (30) days' prior written notice to Distributor.  During such thirty (30) days, orders from Distributor may be placed for shipment on a mutually agreed upon date.  Otherwise, Supplier shall be under no obligation to continue the production of any Product.

6. WARRANTY TO DISTRIBUTOR AND LIMITATION OF LIABILITY.

(a) Limited Warranty.  Supplier warrants that the Product will: (i) be delivered to Distributor or its carrier agent undamaged in undamaged packaging and crating; and (ii) materially perform to and comply with any written specifications provided by Supplier to Distributor.

7. ADDITIONAL OBLIGATIONS AND WARRANTIES.

(a) Competing Products.  Distributor represents and warrants to Supplier that, as of the Effective Date and during the Term of this Agreement and for a period of twelve (12) months thereafter, Distributor shall not, without Supplier's prior written consent, directly or indirectly represent, market, promote, import, export, register, sell or offer for sale, distribute, or facilitate, initiate, or submit an application to do any of the foregoing within the Territory with regard to any products or product lines that, in Supplier's reasonable judgment, compete with one or more Products.

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(b) Outside Territory. Distributor and Sub-distributor shall not sell, offer for sale, advertise, promote, distribute, ship, transport, or otherwise transfer or assist in the foregoing of Products outside the Territory, or to persons or entities Distributor or Sub-distributor knew or should have known would result in Product being outside such Territory and did result in Product being outside such Territory.  Distributor shall immediately notify Supplier if Distributor becomes aware of any actual or potential breach of this Section by Distributor, Sub-distributor, or their respective employees, agents, or customers; cooperate with Supplier to avoid, limit, or remedy any actual or potential breach; and, to the extent possible, reverse transaction in breach of this Section.

(c) Minimum Purchase Levels.  During the Term of this Agreement, Distributor shall use commercially reasonable efforts to meet or exceed the minimum purchase levels ("Minimum Purchase Levels") set forth in Exhibit A.  Distributor shall be deemed to have failed to meet or exceed the Minimum Purchase Levels if payments by Distributor to Supplier for invoices on Products within a Product category do not equal or exceed the applicable quarterly Minimum Purchase Levels set forth in Exhibit A. In such event, Supplier may, at its sole discretion, either: (a) convert any exclusive grant of distribution rights pursuant to this Agreement to a non-exclusive grant with respect to the Product(s) in the Product category(ies) for which the Minimum Purchase Levels were not achieved; (b) remove any Product in such Product category(ies) from Exhibit A; (c) reduce or otherwise modify Distributor's Territory; or (d) terminate this Agreement, in each case upon thirty (30) days prior written notice to Distributor.

(d) Rolling Forecast. Distributor agrees to provide Supplier no more than three (3) months following the Effective Date of this Agreement, a binding annual purchase plan forecast for the Products in the year immediately following the Effective Date, which will be updated at least every three months thereafter ("Rolling Forecast"). In the event that Distributor fails to provide Supplier with any such Rolling Forecast when due, Supplier may, at its sole discretion, either: (a) convert any exclusive grant of distribution rights pursuant to this Agreement to a non-exclusive grant with respect to the Product(s) in the Product category(ies) for which the Minimum Purchase Levels were not achieved; (b) remove any Product in such Product category(ies) from Exhibit A; (c) reduce or otherwise modify Distributor's Territory; or (d) terminate this Agreement, in each case upon thirty (30) days prior written notice to Distributor.

(e) Meetings.  The Parties shall meet in person upon the request of either Party, but no less than twice each calendar year, to review Distributor's progress in achieving Minimum Purchase Levels, targets, and obligations. To facilitate Supplier's assessment of Distributor's progress and achievement, Distributor shall provide to Supplier all information and data concerning sales and promotional activities as Supplier may reasonably request, in the format so requested, at least four (4) weeks prior to the date of each such meeting.

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8. TERM AND TERMINATION.

(a) Term of Agreement.  Unless extended by mutual agreement in writing or terminated in accordance herewith, this Agreement expires on December 31, 2024 (as extended or terminated, "Term").

(b) Renewal.  The Parties agree that, notwithstanding the number of times this Agreement may be renewed or extended, it is not the intention that it be construed as a contract of indefinite duration, or "evergreen" contract.

(c) Termination for Cause.  If either Party breaches any provision of this Agreement, then the non-breaching Party may give thirty (30) days' written notice to the breaching Party.  If the non-breaching Party gives such notice, and the breach is not cured to the reasonable satisfaction of the non-breaching Party during the thirty (30) day period (or in the reasonable determination of the non-breaching party, is not capable of being cured in that period), then the Agreement shall terminate at the non-breaching Party's sole discretion at the end of the thirty (30) day period.

(d) Termination for Insolvency.  Either Party shall have the right to immediately terminate this Agreement in the event the other Party becomes insolvent, makes a general assignment for the benefit of its creditors, files or has filed against it a petition in bankruptcy (or Territory equivalent) which is not dismissed within ninety (90) days from the date of filing or files a petition in any national, provincial or federal proceeding (or Territory equivalent) seeking relief from its creditors.

(e) Fulfillment of Orders Upon Termination.  If this Agreement is terminated for reasons other than Distributor's breach, bankruptcy, or insolvency, and Distributor complies with its obligations under the Quality Addendum, then upon such termination, Supplier, at its sole discretion, will continue to fulfill all orders placed by Distributor, subject to Section 5 above, for the purpose of meeting Distributor's legal obligations to supply Products under on-going tenders, or the equivalent thereof, for a period of twelve (12) months, or until the expiration of such tender or equivalent, whichever is sooner. In circumstances not described above, Distributor shall permit Supplier or Supplier's designee to assume Distributor's obligations under such on-going tenders or equivalent, to the extent permissible by law.  Distributor shall plan for, fully cooperate with Supplier, and take all steps required to support the complete transition of all tender-related business (or equivalent of tenders) to Supplier consistent with this Section.

(f) Limitation on Liability.  In the event of termination by either Party in accordance with any of the provisions of this Agreement, neither Party shall be liable to the other, because of such termination, for compensation, reimbursement of damages on account of the loss of prospective profits or anticipated sales or on account of expenditures, inventory, investments, leases or commitments in connection with the business or goodwill of either Party and Supplier shall not be liable for, or owe Distributor, any compensation, damages or award regardless of Distributor's expenditures, investments, or past efforts.  Termination shall not, however, relieve either Party of obligations incurred prior to the termination.

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9. GENERAL PROVISIONS.

(a) Governing Law and Jurisdiction.  This Agreement shall be governed for all purposes by and construed under the laws of the Province of Ontario and Canada, without reference to conflicts of laws rules thereof and without regard to the United Nations Convention on Contracts for the International Sale of Goods.

(b) The federal and provincial courts within the Province of Ontario shall have exclusive jurisdiction to adjudicate any dispute arising out of this Agreement.  Distributor hereby expressly consents to (i) the personal jurisdiction of the federal and provincial courts within Ontario, (ii) service of process being effected upon it by registered mail sent to the address set forth at the beginning of this Agreement, and (iii) the uncontested enforcement of final judgment from such courts in any other jurisdiction wherein Distributor or any of its assets are present.

(c) Entire Agreement; Waivers. This Agreement, including the Exhibits hereto and the Quality Addendum and Attachments thereto and made a part hereof, sets forth the entire agreement and understanding of the Parties relating to the subject matter herein and supersedes all prior agreements, understandings, and discussions between them relating to the subject matter herein.  No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective or binding on the Parties unless made in writing and signed by an authorized representative of each of the parties hereto.  No failure on the part of a Party in exercising any power or right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any power or right preclude any other or further exercise thereof or the exercise of any other power or right.

(d) Notices.  Any notice required under this Agreement shall be in English and sent by fax (with the original to promptly follow by applicable national mail service or a nationally recognized overnight courier), by a nationally recognized overnight courier, or by email. Notices will be deemed given on the date delivered to the recipient if sent by fax or overnight courier (provided that the sender shall retain proof of transmission or delivery) or when accessible electronically if sent by email. Notices shall be sent to the persons identified below (or as otherwise directed in writing by a party):

If to Supplier:

Zentek Ltd.

24 Corporate Court

Guelph, Ontario

N1G 5G5

Attention: Ryan Shacklock

Email: rshacklock@zentek.com

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If to Distributor:

Southmedic Inc.

50 Alliance Blvd.

Barrie, Ontario

L4M5K5, Canada

Attention: Lisette McDonald

Email: lmcdonald@southmedic.com

Distributor shall maintain, and provide to Supplier upon request, an accurate and complete list of names and contact information for Distributor's personnel responsible for training, recall communications, payments and credit and other business activities as Supplier may request.

(e) Relationship of Parties.  The relationship of Supplier and Distributor established by this Agreement is that of independent contractors, and nothing contained in this Agreement shall be construed to: (i) give either party the power to direct or control the day-to-day activities of the other; or (ii) give Distributor the authority to create or assume any obligation on behalf of, or in the name of, Supplier without express writing from Supplier. All financial obligations associated with Distributor's business, including obligations incurred in connection with or in furtherance of its activities as Distributor of the Products, are and shall remain the sole responsibility of Distributor. All sales and other agreements between Distributor and Customers are Distributor's exclusive responsibility and shall have no effect on Distributor's or Supplier's obligations under this Agreement. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any such party whether referred to herein or not.

(f) Non-Assignability and Binding Effect.  A mutually agreed consideration for Supplier's entering into this Agreement is the reputation, business standing, and goodwill already honored and enjoyed by Distributor under its present ownership.  Accordingly, Distributor agrees that its rights and obligations under this Agreement may not be transferred or assigned directly or indirectly without the prior written consent of Supplier.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their successors and assigns.

(g) Legal Expenses.  Subject to Section 5(d), the prevailing Party in any legal action brought by one Party against the other and arising out of this Agreement shall be entitled, in addition to any other rights and remedies it may have, to reimbursement for its expenses, including all costs and reasonable fees for attorneys, accountants and expert witnesses.

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(h) Severability.  Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under Applicable Law.  However, if any provision of this Agreement becomes prohibited or invalid under Applicable Law, or is otherwise held unenforceable, then such provision, upon the mutual agreement of the Parties, shall be modified to reflect the Parties' intent, consistent with Applicable Law.  The Parties shall work together in good faith in an effort to agree on an appropriate modification within a commercially reasonable period of time.  Absent such agreement, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of the Agreement.

(i) Counterparts and Signatures.  This Agreement may be executed, including by electronic signature, in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each Party and delivered to the other Party.  Execution and delivery of this Agreement by facsimile, email of pdf files, or electronically by either Party shall be legal, valid, and binding execution and delivery of the Agreement for all purposes.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date.

ZENTEK LTD.		SOUTHMEDIC INC.
By:		By:
Name:	Ryan Shacklock	Name:	Lisette McDonald
Title:	VP, Strategy & Business Development	Title:	CEO
Date:		Date:

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Exhibit A

10. Products and Pricing

(a) Product Description.

4-Ply single use, disposable ASTM Level 3 surgical mask with ZenGUARD antimicrobial layer, premium nose piece made of aluminum or another material with ear loop and tie-back options.

(b) Product Pricing.

Product pricing shall be based on the following prices on a per unit basis (in CAD):

ZenGUARD Antimicrobial Surgical Masks

Order number	Product Description	Price per unit	Units per box	Boxes per case	Price per case	Price per Skid
ZENMASK-CAN-02	ZenGUARD Antimicrobial Surgical Ear-loop	$ 0.135	50	20	$ 135.00	$ 4,050.00
ZENMASK-CAN-03	ZenGUARD Antimicrobial Surgical Tie-Back	$ 0.155	50	20	$ 155.00	$ 4,650.00

Supplier reserves the right to adjust prices to account for cost increases related to the manufacture, supply or delivery of the Products specified in this Exhibit A during the Term of this Agreement.

(c) Minimum Purchase Levels.

(i) Distributor shall purchase Products by the Skid (30,000 pieces or as determined by Supplier). No partial or split Skid orders will be accepted unless agreed to in advance by Supplier.  Supplier reserves the right to increase the minimum order quantity for any Product. This may affect delivery times accordingly;

(ii) Upon execution of this Agreement, Distributor shall submit and Supplier shall accept an initial Purchase Order for no less than $12,150 worth of Products. Within 3 months, Distributor will deliver the Rolling Forecast to Supplier outlining the remaining volume and CAD commitment for year 1;

(iii) In each calendar quarter during the Term, the Minimum Purchase Level shall be the greater of (I) 75% of the quantities set out in the Rolling Forecast, and (II) 100% of the applicable quantities set out in the table below:

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Term	Q1	Q2	Q3	Q4	Minimum Order Commitment (in CAD$)
Year 1	630,000 pieces	930,000 pieces	1,230,000 pieces	1,800,000 pieces	$619,650
Year 2	1,990,000 pieces	2,580,000 pieces	3,060,000 pieces	3,690,000 pieces	$1,528,200

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